September 14, 2020

Jason Fox and Ryan Sutcliffe, Esq.

U.S. Securities and Exchange Commission (the “Commission” or the “SEC”)

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:  T. Rowe Price Total Return Fund, Inc. (“Acquiring Registrant”)

T. Rowe Price Total Return Fund (“Acquiring Fund” or “Total Return Fund”)

     T. Rowe Price Total Return Fund—I Class (“I Class”)

   File Nos.: 333-218649 / 811-23261

   T. Rowe Price Institutional Income Funds, Inc. (“Acquired Registrant”)

T. Rowe Price Institutional Core Plus Fund Fund (“Acquired Fund” or “Institututional Fund,” and together with the Acquiring Fund, the “Funds”)

   File Nos.: 333-84634 / 811-21055

Dear Messrs. Sutcliffe and Fox:

The following is in response to your comments provided on September 3, 2020 and September 8, 2020, respectively, regarding the initial combined Information Statement of the Acquired Fund and Registration Statement for the Acquiring Fund, with respect to its I Class, filed on Form N-14 on August 7, 2020 (the “N-14”). Your comments and our responses are set forth below.

Comment:

We request that you reproduce these comments as stated along with your responses to our comments. If there are any changes made to the N-14 in response to these comments, please file a red-lined version of the N-14 in EDGAR along with your responses to these comments.

Response:

We intend to file a red-lined version of the N-14 as an attachment to the comment response letter.

Comment:

This N-14 was filed as a delaying amendment given that there is no auditor consent. Please confirm that the auditor’s consent will be filed with the next filing and before requesting acceleration.

Response:

We intend to file the auditor’s consent with the next filing and before requesting acceleration.

Comment:

Page 2 of the N-14 includes a list of certain documents incorporated by reference. Rule 411 under the Securities Act of 1933 and Rule 0-4 under the Investment Company Act of 1940 (the “1940 Act”) require the hyperlinking of those exhibits (excluding the statement of additional information that is included in the N-14), if publicly available on EDGAR. Per these rules, please hyperlink, as appropriate.

Response:

We intend to add the hyperlinking, as required under Rule 411 under the 1933 Act and Rule 0-4 under the 1940 Act.

Comment:

The following is included under the heading “Will there be any tax consequences to the Institutional Fund or its shareholders?” on page 2 of the N-14: “The Institutional Fund may sell certain nontransferable international securities which will result in a net capital gain (or loss) and the Acquiring Fund may buy similar positions in the same securities prior to a Reorganization which will incur transaction expenses.” Please clarify what the tax consequences to Institutional Fund shareholders will be regarding the sale of non-conforming securities in anticipation of the merger?

Response:

We intend to modify the disclosure as follows (new language underlined):

Prior to the Reorganization, the Institutional Fund is expected to sell certain nontransferable securities, which is expected to result in a net capital loss. Similarly, the Acquiring Fund is expected to buy similar positions in the same securities prior to the Reorganization which will incur transaction expenses. These transactions will result in brokerage expenses. T. Rowe Price estimates that the brokerage commission and other transaction costs (including taxes and stamps, which are expected to be minimal) relating to the sale and purchase of these nontransferable securities will be approximately $2,200 for replicating the positions of the Institutional Fund in the Total Return Fund.

Comment:

The disclosure on page 3 under the heading “What are the investment objectives and investment programs of the Acquiring Fund and the Institutional Fund?” includes a discussion of the Institutional Fund’s duration. Please include a point of comparison for the Total Return Fund as of a recent date.

Response:

We intend to add the Total Return Fund’s duration as of July 31, 2020.

Comment:

Under the heading “What are the investment objectives and investment programs of the Acquiring Fund and the Institutional Fund?” beginning on page 2, please add a list explaining the differences between the two funds’ principal investment strategies.

Response:

We intend to add a bulleted list explaining the key differences between the two Funds.

Comment:

On page 6, the fees and expenses information appear to be as of May 31, 2020. Please confirm that the fees are the most current fees possible.

Response:

We confirm that the fees and expense information is the most current fees available.

Comment:

Please review the amounts presented for the 3, 5, and 10-year amounts listed in the expense example for the Total Return Fund—I Class. Please revise, if appropriate.

Response:

We will revise the figures presented in the expense example for accuracy.

Comment:

Under the heading “What are the principal risks of the Funds?” beginning on page 8, please clarify whether the risks are the same for both Funds. Please clarify the differences in the principal risks of the Funds.

Response:

We intend to clarify in the N-14 that the risks are the same for both Funds.

Comment:

The paragraph that appears after the table entitled Average Annual Total Returns states that the Acquiring Fund outperformed the Institutional Fund. Please clarify the disclosure in this paragraph to make it clear which periods it has outperformed (one and three years, for example).

Response:

We intend to clarify which periods the Total Return Fund outperformed the Institutional Fund in the N-14.

Comment:

The first bullet on page 17 states, “Certain securities held by the Institutional Fund are expected to be sold prior to the transaction and not acquired by the Acquiring Fund. It is possible that any such sales will increase or decrease the expected distributions to shareholders of the Institutional Fund prior to the Reorganization. The exact amount of such sales and whether and to what extent they will result in taxable distributions to shareholders of the Institutional Fund will be influenced by a variety of factors and cannot be determined with certainty at this time.” Please explain what these holdings are generally and why there is such uncertainty about them. Please provide this information supplementally, and if it would be helpful to a retail investor, please also include in the information statement.

Response:

In anticipation of the Reorganization, the Institutional Fund is expected to sell certain nontransferable securities. We are unable to determine the exact amount of such sales at this time primarily because the value of these securities will fluctuate prior to the Reorganization, and some of these securities may also be sold in the regular course of managing the Fund prior to the Reorganization. We note that later in the N-14, under the heading Tax Considerations, we provide estimates as follows:

The Institutional Core Plus Fund is expected to sell certain nontransferable securities prior to the Reorganization, which are expected to result in capital losses. Based on information as of June 30, 2020, T. Rowe Price estimates that these sales would result in a net capital loss position of approximately ($1,493,000) (or ($.04) per share). This amount does not take into account current year net realized capital gains (or losses). The Total Return Fund will, in turn, buy similar positions in the same securities prior to the Reorganization. These transactions will result in brokerage expenses. T. Rowe Price estimates that the brokerage commission and other transaction costs (including taxes and stamps, which are expected to be minimal) relating to the sale and purchase of these nontransferable securities will be approximately $2,200 for replicating the positions of the Institutional Fund in the Total Return Fund.

Comment:

Please note under the heading “Other Matters” that the tax opinion is a not waivable.

Response:

We intend to clarify that the receipt of an opinion of tax counsel is a nonwaivable condition of the Reorganization under the heading “Will there be any tax consequences to the Institutional Fund or its shareholders?”

Comment:

On page 20, in the table that appears under the heading “Capitalization,” with respect to the Total Return Fund, please confirm that the figures presented in the column net asset value per share are accurate. Please revise, if applicable.

Response:

The figures presented in the column entitled net asset value per share for Total Return Fund are correct. These figures are provided in thousands; therefore, the calculation of the net asset value per share may not round correctly using amounts in thousands, in particular for smaller asset classes such as the Advisor Class. Please note that in the amended filing, the figures will be updated using financial information as of August 31, 2020.

Comment:

In the table that appears under the heading “Capitalization,” please confirm that the pro forma adjustment of $35,000 is accurate. Based on the notes to the table, should that amount include the $2200 of transaction costs?

Response:

The amount of $35,000 is correct and includes the $2,200 of transaction costs. We note that this figure is rounded in thousands in the Capitalization table.

Comment:

On page 28, the chart under the heading “What is the Funds’ investment program?” doesn’t highlight differences between the Funds. Please revise to do so.

Response:

We intend to modify the disclosure to highlight the differences.

Comment:

Pages 29 and 30 include certain repetitive sections for the Institutional Fund. Please correct this issue.

Response:

This formatting issue is a result of EDGARizing the document. We will correct the issue in the next filing.

Comment:

Under the heading “What are the Funds investment policies and restrictions?” please clarify that the Funds’ fundamental policy on industry concentration includes or “groups of industries,” as required by Form N-1A Item 16(c)(iv).

Response:

The Funds respectfully submit that the restriction relating to concentration is consistent with Section 8(b)(1)(E) of the 1940 Act, Instruction 4 to Item 9(b)(1), and Item 16(c)(iv) of Form N-1A, which provide that a fund must disclose its policy with respect to concentrating investments in a particular industry or group of industries. Neither Fund has a policy to concentrate its investments in any particular industry or group of industries. Rather, each Fund’s policy with respect to industry concentration, as disclosed in the N-14 and in the Funds’ statement of additional information (“SAI”), states that neither Fund will concentrate its investments in “any one industry.” Neither Section 8(b)(1)(E) of the 1940 Act, Instruction 4 to Item 9(b)(1), nor Item 16(c)(iv) of Form N-1A, require the Funds to disclose a policy not to concentrate their investments with respect to both industries and groups of industries. The Funds submit that the use of the term “or” in this context indicates that a Fund must have a concentration policy with respect to particular industries or groups of industries. In addition, each Fund’s concentration policy is consistent with concentration policies of other fund complexes.1

1 See, e.g., Legg Mason Global Asset Management Trust, Registration Statement filed on Form N-1A on May 27, 2016 (https://www.sec.gov/Archives/edgar/data/1474103/000119312516606123/d123777d485bpos.htm [sec.gov]); Franklin Templeton International Trust, Registration Statement filed on Form N-1A on September 28, 2015 (https://www.sec.gov/Archives/edgar/data/876441/000137949115001078/filing1478.htm [sec.gov]).

Lastly, revising the Funds’ industry concentration policies to include “group of industries” would materially impact each Fund’s policy. In accordance with Section 8(b)(1)(E) of the 1940 Act, a Fund’s industry concentration policy is considered fundamental, meaning that it cannot be changed without shareholder approval. As such, this change would not be permissible without first obtaining shareholder approval.

Comment:

Under the heading, “What are the principal risks of investing in the Funds?” please explain any differences between the Funds’ principal risks.

Response:

We intend to clarify in the N-14 that both Funds are subject to the same risks.

Comment:

The disclosure that appears after the “Average Annual Total Return” table on page 39 states, “The Acquiring Fund has outperformed the Institutional Fund for the periods in which they have both been in operation. This is due to differences in the Funds’ holdings as the Acquiring Fund has more flexibility in pursuing its investment objective.” Please revise this disclosure to clarify that the Acquiring Fund outperformed the Institutional Fund for all performance presentations included in the table except for after taxes on distributions.

Response:

We intend to clarify the disclosure as requested.

Comment:

Please complete the principal holders table in the next filing. We will review.

Response:

We intend to complete the principal holders table in the next filing.

Comment:

Please review paragraph 12 of the Agreement and Plan of Reorganization and revise, if appropriate.

Response:

We will revise paragraph 12 of the Agreement and Plan of Reorganization.

Comment:

The Statement of Additional Information for the Funds, dated July 20, 2020, as filed with the Securities and Exchange Commission on July 20, 2020, is incorporated by reference under the heading “Additional Information About the Institutional Fund and the Acquiring Fund.” Please add the required hyperlinking.

Response:

We will add the hyperlinking, as requested.

Comment:

The Pro Forma Financial Information includes a bulleted list of differences between the Funds. Please supplementally confirm that the Total Return Fund does not have a duration strategy at all. If the Total Return Fund does have a duration strategy, please add to this bullet. Similarly, please confirm whether the Total Return Fund has a credit rating strategy. If it does, it would be relevant to include in this bullet point.

Response:

We confirm that the Total Return Fund does not have a duration policy or a credit strategy.

Comment:

In note 4 in the Pro Forma Financial Information, the sum of the two amounts disclosed for the reorganization costs don’t agree with what is disclosed in the rest of the document. The figure seems to be off by $10,000. Please review and revise, as appropriate.

Response:

We will correct the figures presented in the next filing:

Price Associates estimates that expenses for the Reorganizations will be approximately $17,650 and $16,850 for the Acquired Fund and Acquiring Fund, respectively.

Comment:

Page 61 states, “Approximately 90% of the Institutional Fund’s holdings are anticipated to transfer to the Acquiring Fund, and the remaining 10% of the Institutional Fund’s portfolio will be sold and repurchased by the Acquiring Fund due to transfer of ownership restrictions in certain countries or based on certain investment types, such as derivatives and bank loans.” Please confirm that this information is presented correctly.

Response:

The percentages are presented correctly. In the next filing, for clarity, we intend to revise the sentence as follows (new language underlined):

Approximately 90% of the Institutional Fund’s holdings are anticipated to transfer to the Acquiring Fund, and the remaining 10% of the Institutional Fund’s portfolio will be sold and repurchased by the Acquiring Fund due to transfer of ownership restrictions in certain countries or based on certain investment types, such as derivatives, bank loans, and mutual funds. In addition, it is anticipated that approximately 22% of the Institutional Fund’s holdings will be repositioned prior to the closing of the Reorganization in order to align the Institutional Fund’s portfolio with that of the Acquiring Fund. Any capital gains generated from the repositioning will be distributed prior to the Reorganization and are subject to federal income tax.

Comment: Page 65 lists certain documents are incorporated by reference. Please add the required hyperlinks to these documents, as appropriate.

Response:

We will add the required hyperlinks, as required.

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If you have any questions or further comments, please do not hesitate to call the undersigned at 410-577-5024 or in my absence, Fran Pollack-Matz at 410-345-6601.

/s/ Vicki S. Booth

Vicki S. Booth

Vice President and Senior Legal Counsel, T. Rowe Price Associates, Inc.